                                                                January 30, 1998

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Insurance Corporation, Ltd
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458

                                File No. 70-8905

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd ("CICL") for the July 1, 1997 through December 31, 1997 period.

1. Provide a general description of loss exposure / experience for automobile, "all-risk" property, and general liability insurance coverage.

         Effective July 1, 1997, CICL entered into a new reinsurance arrangement with a United States insurer with respect to General Liability coverage provided by that insurer to Columbia Energy Group ("Columbia"), its subsidiaries and associates. CICL's exposure under the General Liability reinsurance arrangement is limited to US$800,000 per occurrence excess of a Self Insured Retention of US$200,000 per occurrence and subject to an aggregate limit of exposure of US$3,000,000 and to a further US$1,000,000 per occurrence excess of US$800,000 per occurrence excess of a Self Insured Retention of US$200,000 per occurrence and subject to a separate aggregate limit of exposure of US$1,000,000.

          Effective June 30, 1997, CICL entered into a new reinsurance agreement with a United States insurer with respect to All Risk coverage provided by that insurer to Columbia, its subsidiaries and associates. CICL's exposure under the All Risk reinsurance agreement is limited depending on the type of loss, to between US$500,000 and US$650,000 per occurrence excess of applicable deductibles and is also subject to an aggregate limit of exposure of US$3,000,000.


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         Given the early stage of the coverages, only one loss reserve on the
1996/97 General Liability program has been reported to CICL by the end of this reporting period with all other loss reserves being Incurred But Not Reported in nature.

2. Provide an analysis by subsidiary or associate company of auto liability, general liability, and property losses and expenses incurred during the six month period as compared to premiums paid.

         As noted above, CICL has had one loss reported to it but has paid no claims in the period under review.

3. Provide an analysis by subsidiary or associate company of claims paid by CICL on behalf of such subsidiary or associate company and include the lead-in reserve available to CICL and end-of-period reserve balance.

         As noted above, no claims have been paid in the period under review.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of CICL and loss experience of each subsidiary as a result of operations of CICL.

         At this very early stage in the development of each loss program reinsured, only one loss has been reported to CICL and it has paid no claims and therefore, premium payments have been unaffected by actual loss experience.

5. Provide a statement of actual savings achieved by Columbia as a result of the operations of CICL.

         At this stage, management considers that it is too early to estimate savings to Columbia arising from the operations of CICL.
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6.  Provide a copy of CICL's income statement and balance sheet, including any notes thereto.

  CICL's income statement and balance sheet including any  notes are attached.



                                         Very truly yours,

                                COLUMBIA INSURANCE CORPORATION, LTD

                                By:         //s// N. A. Parillo
                                    ------------------------------------------
                                                  N. A. Parillo, President

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                                                                     Page 1 of 2




                      Columbia Insurance Corporation, LTD
                                 Balance Sheet
                            As of December 31, 1997
                                     ($000)

ASSETS

Investment and other assets ........................        7,516
                                                        ----------
Current Assets

  Cash and temporary cash investments ..............        2,662
  Accounts receivable, net
    Customers ......................................            -
    Intercompany ...................................           98
    Other ..........................................            4
  Prepayments ......................................           70
  Other ............................................            -
                                                        ----------
Total Current Assets ...............................        2,834
                                                        ----------

Deferred Charges ...................................          671
                                                        ----------

TOTAL ASSETS .......................................       11,021
                                                        ==========

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                                                                     Page 2 of 2




                      Columbia Insurance Corporation, LTD
                                 Balance Sheet
                            As of December 31, 1997
                                     ($000)


CAPITALIZATION AND LIABILITIES

Capitalization
  Common Stock Equity
    Common stock, $25 par value (4,800 shares
    outstanding) ...................................                 120
    Additional paid-in capital .....................                 880
    Retained earnings ..............................                 507
                                                             ------------
  Total common stock equity ........................               1,507
  Long-term debt ...................................                   -

Total Capitalization ...............................               1,507
                                                             ------------
Current Liabilities
  Accounts and drafts payable ......................                  13
  Intercompany accounts payable ....................                 574
  Accrued taxes ....................................                   -
  Other ............................................               2,434
                                                             ------------
Total Current Liabilities ..........................               3,021
                                                             ------------
Other Liabilities and Deferred Credits
  Income taxes, noncurrent .........................                   -
  Other ............................................               6,493
                                                             ------------
Total Other Liabilities and Deferred Credits .......               6,493
                                                             ------------

TOTAL CAPITALIZATION AND LIABILITIES ...............              11,021
                                                             ============

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                      Columbia Insurance Corporation, LTD
                                Income Statement
                   For Twelve Months Ended December 31, 1997

                                     ($000)



Operating Revenues .................................               4,785

Operating Expenses
  Products purchased ...............................                   -
  Operation ........................................               4,593
  Other taxes ......................................                   1
                                                             ------------
Total Operating Expenses ...........................               4,594
                                                             ------------

Operating Income ...................................                 191
                                                             ------------

Other Income (Deductions)
  Interest income and other, net ...................                 364
  Interest expense and related charges .............                   -
                                                             ------------
Total Other Income (Deductions) ....................                 364
                                                             ------------

Income Before Income Taxes .........................                 555

Income Taxes .......................................                 137
                                                             ------------

Net Income .........................................                 418
                                                             ============